Exhibit 12

WASHINGTON REAL ESTATE INVESTMENT TRUST

Computation of Ratio of Earnings to Fixed Charges

(In thousands)

	Q1 2009	Q1 2008
Income from continuing operations attributable to the controlling interest	$10,434	$(3,856)
Additions:
Fixed charges
Interest expense	19,681	18,900
Capitalized interest	323	831

	20,004	19,731

Deductions:
Capitalized interest	(323)	(831)

Adjusted earnings	$30,115	$15,044

Fixed Charges (from above)	$20,004	$19,731

Ratio of Earnings to Fixed Charges	1.51	(a )

(a)	Due to our loss from continuing operations during the 2008 Quarter, the coverage ratio was less than 1:1. We required additional earnings of $4,687,000 to achieve a coverage of 1:1. The loss in the 2008 Quarter included the impact of the loss on extinguishment of debt of $8,449,000 (See Consolidated Results of Operations in Item 2).